SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act 1934

Report on Form 6-K dated May 28, 2008

BT Group plc
(Translation of registrant’s name into English)

BT Centre
81 Newgate Street
London EC1A 7AJ
England
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No

Enclosure: Annual Review and Notice of Meeting 2008

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group plc

By:	/s/ Alan Scott
Name:	Alan Scott
Title:	Deputy Secretary

Date: May 28, 2008

Bringing it all together

Summary financial statement and Notice of Annual General Meeting 2008

Annual Review &
Notice of Meeting
2008

This document is important and requires your immediate attention, so please read it straight away. If you have any doubts about what action you need to take, you should consult your independent financial adviser. If you have sold or transferred all of your shares you should pass this booklet and accompanying documents to the person through whom the sale or transfer was effected, for sending to or transmission to the purchaser or transferee.

Shareholder information

Report and accounts
Next year, if you have chosen to receive paper documents, you may be sent only the Annual Review & Notice of Meeting, and the shareholder magazine Forward, unless you tell us that you wish to receive the Annual Report.
     The Annual Report for 2008 is also available on our website at www.bt.com/annualreport You can request a printed copy of the Annual Report for 2008 and future years, free of charge, by getting in touch with us (see Contact BT).

Online communication
Increasing numbers of shareholders now receive all their BT shareholder communications online. They are discovering the convenience of using the internet and e-mail to find out about their shareholdings and about BT. Just go to www.bt.com/signup

Audio version
If you need a CD version of this booklet, please get in touch with us (see Contact BT). An online audio version is available at www.bt.com/annualreport

Key dates for 2008/09
Annual General Meeting	16 July 2008

First quarter results	July 2008

Second quarter and half year results	November 2008

Third quarter and nine months results	February 2009

Fourth quarter and full year results	May 2009

2009 Annual Report	May 2009

Contact BT
Telephone
Shareholder Helpline – for general enquiries call:
Freefone 0808 100 4141 (+44 121 415 7178 from outside the UK)
Textphone 0800 169 6907 (+44 121 415 7028 from outside the UK).

E-mail
bt@equiniti.com (this is the only e-mail address you can use for this purpose).

Post (please include a daytime telephone number)
Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA

2	BT Group plc Annual Review & Notice of Meeting 2008

Chairman’s message
Welcome to our combined Annual Review & Notice of Meeting. I am looking forward to my first AGM and hope that you can join Ian Livingston and me at the Barbican Centre on Wednesday 16 July.
Sir Michael Rake	Chairman

Dear Shareholder
I am pleased to report that we are recommending a full year dividend of 15.8 pence, up 5% from last year, reflecting the group’s strong performance and the Board’s continued confidence in the future of the business.
     Your vote is important to the good governance of your Company. If you are not going to be at the Meeting, and you want to vote on any of the resolutions, please complete and return the enclosed proxy form to our Registrars, Equiniti. You will also find in the envelope a copy of Forward, our shareholder magazine, in which Ian and I talk about our priorities for the year ahead. You can find an online audio version of this document and Forward at www.bt.com/annualreport You will also find there an online version of our Annual Report & Form 20-F, our full statutory accounts.

Thanks to Ben and Christopher
Before saying anything else, I want to pay tribute to your Chief Executive of the past six and a half years, Ben Verwaayen, who will be stepping down on 1 June 2008. Ben has been a truly exceptional Chief Executive. His courage, determination, vision and energy have transformed BT.
     When he arrived in 2002, BT was a deeply troubled organisation with huge debts and an uncertain future. Since then, under his leadership, BT has delivered Broadband Britain, built a successful and fast growing global operation and changed the regulatory landscape in the UK through the creation of Openreach. This has enabled the most competitive broadband market in the world to flourish. Ben has also – and I’ll return to this – overseen the creation of a diverse and hugely impressive talent pool in BT at executive team level and throughout our many operations and specialist businesses around the world. He has restored pride in BT and I know that he feels that in many ways this will prove to be his most important legacy.
 Great credit is also due to my predecessor Sir Christopher Bland who stepped down in September. He was an outstanding Chairman to whom I and the rest of BT owe a tremendous debt of gratitude.

Number one for customer service
I’ve been at BT for eight months and have enjoyed my time here enormously. Having had a chance to meet BT people and get a first hand view of operations, I am convinced that we have the right strategy and, just as importantly, the right team to take it forward. That team consistently demonstrates that it has the imagination and agility to deliver for our customers.
     We need to drive standards higher for the whole of the industry. Being number one for service in our own sector is simply no longer good enough. We have to make outstanding customer service a differentiator for BT. That will enable us to build on our position as Britain’s favourite broadband provider, grow our wholesale and global businesses, and drive down the costs we incur when things go wrong.
     The transformation that Ben and Christopher initiated continues.

Our wider responsibilities
It is vitally important for companies to be responsible and contributing members of the communities in which they operate. BT has an enviable track record when it comes to living up to its social and environmental responsibilities and I am delighted that we won Business in the Community’s prestigious Company of the Year award for our positive impact on society. The award goes to the company judged to be improving its business and its overall impact on society, in the marketplace, the workplace, the environment and the community, through leadership and integration of responsible business practices. We were also the top telecommunications company in the Dow Jones Sustainability Index for the seventh year in a row.

BT Group plc Annual Review & Notice of Meeting 2008	3

The importance of such awards is that they highlight all the hard work, imagination and commitment throughout our organisation that is focused on operating in an ethical, sustainable and socially responsible way.
     Around one third of BT people are involved with corporate social responsibility related activities. We provide the manpower and technology for major charity appeals including Children in Need and Comic Relief, and we are working closely with children's charity Childline on a campaign to ensure that no call for help goes unheard.
     As we increasingly operate globally, so the emphasis is on being good citizens of the world and making a difference worldwide. For example, when your Board recently held a meeting in India, we were able to see the marvellous work that the Katha IT and E-commerce School (KITES) – which BT supports – is doing for kids in one of Delhi's slums.
     We recognise that we have a responsibility to the environment and aim to be a leader in the new low-carbon economy. Ben Verwaayen chaired a recent CBI task force which was set up to make recommendations on combating climate change. And we are very conscious of the importance of reducing our emissions and reducing waste in-house. Our CO2 emissions in the UK are 58% lower than they were in 1996 and we aim to improve this to 80% by 2016. Our contract to purchase green energy is one of the largest in the world and we are developing wind powered projects which should meet up to 25% of our UK electricity needs by 2016.

Regulation
The creation of a genuinely competitive environment, wherever we operate around the world, is fundamental to our continued ability to meet our customers’ needs.
     In the UK, it is vital that the regulatory environment should enable us to make the necessary investments in the next generation of the UK’s communications infrastructure with confidence.
     In the European Union we are also looking for a level playing field that allows BT access to other markets.

Your Board
I’m delighted that Ian Livingston is taking over from Ben as your Chief Executive. He has delivered brilliantly for BT, both as Group Finance Director and CEO of BT Retail. He was the clear choice of the Board after a rigorous process. He leads a team of executive directors of exceptional talent: Hanif Lalani, who was recently named the 2008 Real FD/CBI finance director of the year (FTSE 100); François Barrault, CEO of BT Global Services; and Gavin Patterson, who has been CEO of BT Retail since 1 May 2008.
     I’d like to thank Andy Green and Paul Reynolds both of whom stepped down as executive directors during the year. They provided first-class support for Ben over a number of years and I wish them well in their new careers. My thanks also to Larry Stone who provided excellent support to the Board as Company Secretary for the past six years, and who moves on to become BT’s President of Group Public and Government Affairs. He is replaced by Andrew Parker who was previously General Counsel, BT Retail.
     There have also been a number of changes to your non-executive team during the year. Baroness Margaret Jay and John Nelson both left after six years of invaluable service to BT. In their place, I would like to welcome two new non-executive directors, both of whom bring a wide range of skills and experience with them. In addition to a distinguished political career, Patricia Hewitt has extensive business and international experience. Eric Daniels is group CEO of Lloyds TSB. In addition, his years as chairman and CEO of Zona Financiera, a leading Latin American financial portal, will be of great value to us as we seek to build further our presence in the region.
     One of the directors proposed for re-election this year is an independent non-executive director, Carl Symon. I am pleased to confirm to shareholders that, following formal performance evaluation, we continue to regard Carl as a very effective non-executive director. He demonstrates the highest commitment to the role and makes a valuable contribution in Board deliberations and as chairman of the Equality of Access Board.
     Directors appointed since the last AGM have to retire at this meeting and Eric Daniels and the Rt Hon Patricia Hewitt, who both joined the Board earlier this year, will automatically retire at the AGM and be proposed for election, as I shall have to myself. Gavin Patterson, Chief Executive of BT Retail, joins the Board on 1 June and has to retire at the AGM, where he will be proposed for election. Gavin was formerly Group Managing Director of BT Retail’s Consumer Division. Directors’ biographies are set out on pages 14 and 15.

4	BT Group plc Annual Review & Notice of Meeting 2008

A Games for the Digital Age
I’m very proud to report that in March 2008 we announced that BT had been selected as the official communications services partner for the London 2012 Olympic Games and Paralympic Games.
     As a company committed to the proposition that better communications can mean better lives and a better world, we will be providing the communications services infrastructure for one of the world’s greatest sporting events and putting the BT brand at the heart of ‘a Games for the Digital Age’. The partnership will be a fantastic opportunity to showcase BT and our capabilities – who we are, what we believe in and what we can do – in the context of a key event in the life of the nation.
     I’m also delighted that BT is giving a boost to Team GB athletes by helping fund their journey to the Beijing Olympic Games in August.
     From our perspective, the countdown to London 2012 has already started.

The future
Looking to the future, BT will continue to deliver on its strategy and to create new and exciting ways for our customers to communicate and collaborate. That strategy is creating value for our shareholders. In 2009, we expect to deliver continued growth in revenue, EBITDA and earnings per share (both before specific items and leaver costs) as we continue our transformation from a fixed-line business into a software-driven global communications services company. We also expect our free cash flow to be at a similar level to 2008 and to increase dividends per share in 2009. I believe that we have the right team in place and the right culture throughout the organisation – an absolute commitment to the customer and a determination to get it right first time. There is every reason for optimism.

Sir Michael Rake
Chairman
14 May 2008

BT Group plc Annual Review & Notice of Meeting 2008	5

BT in review

BT is one of the world’s leading communications services companies and serves customers in 170 countries. Our vision is to be dedicated to helping customers thrive in a changing world.

We are meeting the needs of our different customer groups – major corporates, government and financial institutions; consumers; small and medium-sized enterprises; and other communications providers – through four customer-facing lines of business, supported by two internal functional units.
Business unit	2008 focus
BT Global Services
BT Global Services serves corporate, carrier and government organisations across the world, providing high-performance managed networked IT services, applications management, professional services and outsourcing solutions.	Over 60% of Fortune Global 500 companies and over 65% of FTSE 100 companies are our customers.
With EBITDA[a] margins of 11.2%, we are making progress towards our 15% target.
BT Retail
BT Retail serves consumer customers and small and medium-sized enterprises in the UK, providing a range of innovative products and services. It also comprises BT Ireland and our Enterprises division.	BT is the UK’s most popular broadband retailer.
Around 1 million businesses rely on us.
BT Wholesale
BT Wholesale brings economies of scale to 700+ UK communications companies, through a diverse portfolio ranging from nationally available broadband, voice and data connectivity services and interconnect, to bespoke, fully managed network outsourcing and value-added solutions.	Four-year outsourcing deal with the Post Office.
Provision of voice network management services to Virgin Media.

Openreach
Openreach is responsible for the crucial ‘first mile’ connecting communications providers’ customers to their local telephone exchange, giving them equal, open and economic access to the UK network.	We achieved significant progress in enhancing the competitive environment in the UK communications services market:
4.3 million unbundled non-BT lines in the UK.
Over 40% improvement in service provision lead times.
BT Design and BT Operate
BT Design is responsible for the design and deployment of the platforms, systems and processes which support our products and services, and BT Operate is responsible for their operation.

[a] before specific items and leaver costs.

6	BT Group plc Annual Review & Notice of Meeting 2008

Our strategy

Increased focus on providing global, real-time and open platforms and putting the customer at the heart of everything we do

Our aims		Our achievements

Our ongoing commitment is to increase shareholder value by…		£7.6bn	paid to
shareholders in
past 5 years

… driving profitable growth in new wave products and services such as…		9%	growth in new
global networked IT services	convergent mobility solutions		wave revenue
broadband

… maximising the potential of our traditional business through a combination of…		£1.5bn	cost savings
enhanced quality of service	innovative pricing		achieved in past
creative marketing	cost efficiency		3 years

... transforming our networks, systems and services for the twenty-first century…		40%	of core 21 CN
infrastructure
built

… and creating long-term partnerships with our customers.		£1.8bn	projected value
of wholesale
managed network
services contracts
signed in 2008

BT Group plc Annual Review & Notice of Meeting 2008	7

BT in review

15.8p full year proposed dividend per share – up 5%	Full year dividends per share (pence)

How we performed in 2008

Revenue of £20,704 million, up 2%	Earnings per share before specific items of 23.9 pence, up 5%

EBITDA before specific items of £5,784 million, up 3%	Free cash flow of £1,503 million up 11%

Profit before taxation and specific items of £2,506 million	Full year proposed dividend of 15.8 pence per share up 5%

Key performance indicators

The key performance indicators against which we measured the success of our strategy in 2008 were: customer service, earnings per share before specific items, and free cash flow.

Customer service	Earnings per share before specific items	Free cash flow
	(pence)
9%		£1,503
increase in ‘right first time’		million - up 11%

Other targets we set for 2008	How we performed

In addition to our stated KPIs, we also said in 2008 we would aim to:
continue to grow revenue and EBITDA before specific items

accelerate the strategic transformation of our business

introduce a two-year £2.5 billion share buy back programme

maintain our solid investment grade credit rating

invest in the growth of the business

8	BT Group plc Annual Review & Notice of Meeting 2008

Our structure
BT Group
BT Global Services	BT Retail	BT Wholesale	Openreach

BT Design

BT Operate

2008 external revenue by line of business (%)
BT Global Services

BT Retail

BT Wholesale

Openreach

What we do

Our capabilities range from:

the provision of a single, domestic telephone line in the UK to the development of an innovative global network infrastructure for the twenty-first century mission-critical global networked IT services for multinationals to broadband packages for the home next-generation TV to Voice over IP services
innovative calls packages for homes and businesses to value-added services such as online trading communities and comprehensive IT support

Who we do it for

2008 revenue by customer segment (%)

Major corporate	Consumer

Business	Wholesale/carrier

Where we operate

Non-UK regional revenue growth in 2008
15%
Europe (excluding UK)

19%
Americas

66%
Asia-Pacific

The way we do business

Our values are:		In 2008, BT was ranked as the top company in the telecommunications sector in the Dow Jones Sustainability Index for the seventh year in a row.	We have ISO 9001 certification for most of our operations in the UK and around the world.

Trustworthy:	we do what we say we will

Helpful:	we work as one team
our UK CO2 emissions are 58% below their 1996 levels and we are committed to achieving an 80% reduction from our 1996 baseline by 2016
Inspiring:	we create new
	possibilities		We have recently won the following awards

Straightforward:	we make things clear

Heart:	we believe in what we do	we commit a minimum of 1% of our UK pre-tax profits in cash and in kind to activities which support society

BT Group plc Annual Review & Notice of Meeting 2008	9

Summary financial statement
Summary group income statement
for the year ended 31 March
Before specific items		Specific items[a]	Total		Total
	2008	2008	2008		2007
	£m	£m	£m		£m

Revenue	20,704	–	20,704		20,223

Operating profit	2,895	(539)	2,356		2,541
Net finance expense	(378)	–	(378)		(94)
Share of post tax (loss) profit of associates and joint ventures	(11)	–	(11)		15
Profit on disposal of associate	–	9	9		22

Profit before taxation	2,506	(530)	1,976		2,484
Taxation	(581)	343	(238)		368

Profit for the year	1,925	(187)	1,738		2,852

Earnings per share			21.5	p	34.4	p
Earnings per share before specific items[a]			23.9	p	22.7	p

Proposed dividends per share			15.8	p	15.1	p

[a]Specific items comprise items that are considered to be significant one-off or unusual items such as restructuring costs and disposals of businesses and investments. Separate identification of these items is consistent with the way that financial performance is measured by management and assists in providing a meaningful analysis of the trading results of the group. Specific items in 2008 and 2007 are shown in the table below.

	2008	2007
	£m	£m

Restructuring costs	402	–
Creation of Openreach and delivery of the Undertakings	53	30
Write off of circuit inventory and other working capital balances	74	65
Property rationalisation costs	–	64
Loss on disposal of group undertakings and investments	10	3
Costs associated with settlement of open tax years	–	10

Specific operating costs	539	172
Interest on settlement of open tax years	–	(139)

Profit on disposal of joint ventures and associates	(9)	(22)

Tax credit on specific items above	(149)	(41)
Tax credit in respect of settlement of open tax years	(40)	(938)
Tax credit on re-measurement of deferred tax at 28%	(154)	–

Specific items tax credit	(343)	(979)

Net specific items after tax	187	(968)

Line of business summary
for the year ended 31 March
		Revenue	Operating profit (loss)[a]
	2008	2007[a]	2008	2007[b]
	£m	£m	£m	£m

BT Global Services	7,889	7,312	117	70
BT Retail	8,477	8,346	1,050	912
BT Wholesale	4,959	5,386	502	592
Openreach	5,266	5,223	1,222	1,220
Other	28	17	4	(81)
Intra-group	(5,915)	(6,061)	–	–

Group totals	20,704	20,223	2,895	2,713

[a] Line of business results shown before specific items.
[b] Restated to reflect the reorganisation of the group.

10	BT Group plc Annual Review & Notice of Meeting 2008

Summary group cash flow statement
for the year ended 31 March
	2008	2007
	£m	£m

Net cash inflow from operating activities	5,486	5,210
Net cash outflow from investing activities	(3,664)	(2,778)
Net cash used in financing activities	(1,430)	(2,898)
Effect of exchange rate changes	25	(35)

Net increase (decrease) in cash and cash equivalents	417	(501)
Cash and cash equivalents at the start of the year	757	1,258

Cash and cash equivalents at the end of the year	1,174	757

Free cash flow[a]

Net cash inflow from operating activities	5,486	5,210
Net purchase of property, plant and equipment	(3,253)	(3,209)
Net purchase of non current asset investments	(1)	(3)
Dividends received from associates and joint ventures	2	6
Net interest paid	(731)	(650)

Free cash flow	1,503	1,354

[a]Free cash flow is defined as the net increase in cash and cash equivalents less cash flows from financing activities (except interest paid) and less the acquisition or disposal of group undertakings and less the net sale of short term investments.

Summary group balance sheet
at 31 March
	2008	2007
	£m	£m

Property, plant and equipment	15,307	14,997

Other non current assets	7,522	3,343
Current assets	6,523	5,815
Current liabilities	(9,704)	(9,572)

	19,648	14,583

Non current liabilities	14,216	10,311
Parent shareholders’ equity	5,409	4,238
Minority interests	23	34

	19,648	14,583

This summary financial statement was approved by the Board of Directors on 14 May 2008 and was signed on its behalf by:
Sir Michael Rake	Ben Verwaayen	Hanif Lalani
Chairman	Chief Executive	Group Finance Director

BT Group plc Annual Review & Notice of Meeting 2008	11

Auditors’ statement

Independent auditors’ statement to the members of BT Group plc
We have examined the Summary financial statement which comprises the Summary group income statement, Summary group cash flow statement and Summary group balance sheet as set out on pages 10 to 11 and the Summary report on directors’ remuneration as set out on pages 17 to 19.

Respective responsibilities of directors and auditors
The directors are responsible for preparing the BT Group plc Annual Review & Notice of Meeting in accordance with United Kingdom law.

Our responsibility is to report to you our opinion on the consistency of the Summary financial statement within the BT Group plc Annual Review & Notice of Meeting with the full annual financial statements, the Report of the Directors and the Report on directors’ remuneration and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made under that section.

We also read the other information contained in the BT Group plc Annual Review & Notice of Meeting and consider the implications for our statement if we become aware of any apparent misstatements or material inconsistencies with the Summary financial statement.

This statement, including the opinion, has been prepared for and only for the company’s members as a body in accordance with section 251 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this statement is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Basis of opinion
We conducted our work in accordance with Bulletin 1999/6, ‘The auditors’ statement on the summary financial statement’ issued by the Auditing Practices Board. Our reports on the company’s full annual financial statements describe the basis of our audit opinions on those financial statements and the Report on directors’ remuneration.

Opinion
In our opinion the Summary financial statement is consistent with the full annual financial statements, the Report of the Directors and the Report on directors’ remuneration of BT Group plc for the year ended 31 March 2008 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made under that section.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, United Kingdom
14 May 2008

12	BT Group plc Annual Review & Notice of Meeting 2008

Important note
This Summary financial statement is only a summary of the information contained in BT’s consolidated financial statements, Report of the Directors and Report on directors’ remuneration as set out in the BT Group plc Annual Report & Form 20-F 2008 (‘Annual Report’). It contains additional information derived from the Report of the Directors in the Annual Report, and does not contain the full text of that Report of the Directors. It does not contain sufficient information to allow for as full an understanding of the results of the group and state of affairs of the Company or the group and of their policies and arrangements concerning directors’ remuneration as would be provided by the Annual Report.
     A copy of the Annual Report can be viewed online at www.bt.com/annualreport Shareholders may obtain a copy of the full Annual Report for 2008 and future years, free of charge, by calling our Shareholder Helpline on Freefone 0808 100 4141 (if overseas on +44 121 415 7178) or by e-mailing bt@equiniti.com
     The auditors’ report on the Annual Report for the year ended 31 March 2008 was unqualified and does not contain any statement under section 237(2) (accounting records or returns inadequate or accounts or directors’ remuneration report not agreeing with records or returns) or section 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

Forward-looking statements – caution advised
Please see the cautionary statement about forward looking statements on page 154 in the 2008 Annual Report, available as described in the previous note.

Takeover Directive disclosure
     As a result of the EU Takeover Directive, we have to make additional disclosures in the Report of the Directors in the Annual Report (please see page 79). There we set out where this information can be found elsewhere in the Annual Report (eg the structure of BT’s share capital, including rights and obligations attaching to the shares) or provide details on the matters not covered elsewhere, including:
BT has two employee share ownership trusts, the trustees of which have specified duties in respect of voting and takeover bids;

the powers of the directors are determined by UK law and the articles of association;

BT is not party to any significant agreements that are triggered on a takeover; and

following the changes to the Board announced in April 2008, there are no provisions for director or employee compensation that are triggered on a takeover.

BT Group plc Annual Review & Notice of Meeting 2008	13

Board of Directors

1	2	3	4	5	6	7
Chairman	Executive Directors				Non-Executive Directors

1. Sir Michael Rake, Chairman c d*e*f
Appointed to the Board as Chairman on 26 September 2007. He was formerly chairman of KPMG International from 2002 until 2007. He is chairman of the UK Commission for Employment and Skills, and a director of Barclays, McGraw Hill, and the Financial Reporting Council. Other appointments include: vice-president of the RNIB; a member of the board of the TransAtlantic Business Dialogue; a member of the CBI International Advisory Board, the Chartered Management Institute, and BERR’s US/UK Regulatory Taskforce. He was knighted in 2007 for his services to accounting.

2. Ben Verwaayen, Chief Executive a*
A Dutch national, appointed to the Board on 14 January 2002 and Chief Executive on 1 February 2002. Ben will step down as Chief Executive on 31 May and will leave the Board on 30 June. Formerly vice-chairman of the management board of Lucent Technologies in the US from October 1999. In 2006, he was created an Officer of the Order of Orange-Nassau and appointed a Chevalier de la Légion d’Honneur. He was appointed an honorary KBE in 2007 in recognition of his services to the communications industry. Other appointments: non-executive director of UPS.

3. François Barrault, Chief Executive, BT Global Services a
A French national, appointed to the Board as Chief Executive, BT Global Services on 24 April 2007. Previously President BT International, BT Global Services, and was formerly president, Lucent Technologies.
Other appointments: non-executive director of eServGlobal (an Australian corporation).

4. Hanif Lalani, OBE, Group Finance Director a f
Appointed to the Board as Group Finance Director on 7 February 2005. A Chartered Management Accountant, he was formerly Chief Financial Officer for BT Wholesale. He was awarded the OBE in 2003 for services to business in Northern Ireland.

5. Ian Livingston, Chief Executive, from 1 June 2008 a
Chief Executive, BT Retail, from 7 February 2005 until 1 May 2008. Becomes Chief Executive on 1 June 2008. A Chartered Accountant, he was Group Finance Director from April 2002. Formerly group finance director of Dixons Group, a non-executive director of Ladbrokes (formerly Hilton Group) and also a director of Freeserve from its inception. He is a non-executive director of Celtic.

6. Maarten van den Bergh, Deputy Chairman b c*d f*
A Dutch national, appointed to the Board on 1 September 2000. He was appointed Deputy Chairman on 1 October 2006. He is the senior independent director. Before retiring in 2000, he was president of the Royal Dutch Petroleum Company and vice-chairman of its committee of managing directors. He is a former chairman of Lloyds TSB Group. Other appointments: chairman of Akzo Nobel Supervisory Board; non-executive director of British Airways, and of Royal Dutch Shell.

7. Matti Alahuhta c
A Finnish national, appointed to the Board on 1 February 2006. President of Kone Corporation since January 2005, president and CEO since 2006 and a director since 2003. Formerly president Nokia mobile phones and president Nokia telecommunications. Other appointments: foundation board chairman of International Institute for Management Development (IMD); non-executive director of UPM-Kymmene Corporation, member of the Board of Helsinki University of Technology, and chairman of the Centennial Foundation of the Finland Technology Industries.

14	BT Group plc Annual Review & Notice of Meeting 2008

8	9	10	11	12	13
Key to membership of Board committees
[a]	Operating
[b]	Audit
[c]	Remuneration
[d]	Nominating
[e]	Responsible and Sustainable Business
[f]	Pension Scheme Performance Review Group
[g]	Equality of Access Board
*	Chairs committee

8. Clayton Brendish b d e
Appointed to the Board on 1 September 2002. Previously executive deputy chairman of CMG. Other appointments: non-executive chairman of Anite, Close Beacon Investment Fund and Echo Research; non-executive director of Herald Investment Trust; trustee of Economist Newspapers and Foundation for Liver Research.

9. J Eric Daniels c d
A US national, appointed to the Board on 1 April 2008. Group chief executive of Lloyds TSB Group since 2003 and a director since 2001. He worked for Citibank from 1975 to 2000, becoming chief operating officer of Citibank’s consumer bank, then chairman and CEO of Travelers Life and Annuity following its merger with Citibank. After that, he was chairman and CEO of Zona Financiera before joining Lloyds TSB Group.

10. Rt Hon Patricia Hewitt MP b f
A British and Australian dual national, appointed to the Board on 24 March 2008. Labour MP for Leicester West, she was Secretary of State for Health from 2005 to 2007 and previously for Trade and Industry and Cabinet Minister for Women from 2001 to 2005. Before entering Parliament, she was director of research EMEA at Andersen Consulting (now Accenture) and deputy director of the Institute for Public Policy Research. A senior adviser to Cinven and a special consultant to Alliance Boots.

11. Phil Hodkinson b*d e f
Appointed to the Board on 1 February 2006. Formerly group finance director of HBOS. A Fellow of the Institute of Actuaries, he was formerly chairman of Insight Investment, Clerical Medical Investment Group, Halifax Financial Services and the HBOS Foundation. Other appointments: non-executive director of Business in the Community and Travelex, and a trustee of Christian Aid.

12. Deborah Lathen c e
A US national, appointed to the Board on 1 February 2007. A US attorney, president of Lathen Consulting. Formerly chief of the Cable Services Bureau at the Federal Communications Commission. She was previously director of national consumer affairs and managing counsel at Nissan Motor Corporation USA.

13. Carl G Symon b c g*
A US national, appointed to the Board on 14 January 2002. Formerly chairman and chief executive officer of IBM UK. Other appointments: chairman of HMV Group and Clearswift Systems; non-executive director of Rexam; an advisory board member of Cross Atlantic Capital Partners, and formerly a non-executive director of Rolls-Royce.

Gavin Patterson a e
Chief Executive, BT Retail
 Joins the Board on 1 June 2008. Appointed Chief Executive, BT Retail on 1 May 2008. Gavin joined BT in January 2004 as Managing Director, Consumer Division, BT Retail. Before joining BT, he was managing director of the consumer division of Telewest. He joined Telewest in 1999 and held a number of commercial and marketing roles, after working for Procter & Gamble since 1990.

BT Group plc Annual Review & Notice of Meeting 2008	15

Corporate Governance

Principal activities
BT is one of the world’s leading communications services companies operating in over 170 countries. A review of our business is given in the ‘BT in review’ section.

Corporate governance
We are committed to operating in accordance with best practice in business integrity, maintaining the highest standards of financial reporting, corporate governance and ethics. The directors consider that BT has, throughout the year, complied with the provisions set out in Section 1 of the 2006 Combined Code on Corporate Governance.

Board and board committees
It is BT’s policy that the Board will comprise a majority of independent non-executive directors. The roles of the Chairman and the Chief Executive are separate. The non-executive directors provide a strong, independent element on the Board. Non-executive directors are appointed initially for three years at the end of which the appointment may be continued by mutual agreement. The Chairman and the non-executive directors hold regular meetings without the executive directors being present. The Chairman ensures that the views of the shareholders are known to the Board and considered appropriately.
     The Board’s main focus is overall strategic direction, development and control. A formal statement of its role is available on BT’s website. The Board normally meets nine times each year.
     The Board carries out annual evaluations of Board and Board Committee performance and effectiveness.
      To meet best corporate governance practice, the Audit Committee, the Remuneration Committee and the Nominating Committee have long been an established part of BT’s system of governance. The Audit Committee is made up entirely of independent non-executive directors. The Board considers that members of the Committee have recent and relevant financial experience. The Audit Committee reviews BT’s published financial results, the Annual Report & Form 20-F and other published information for statutory and regulatory compliance and reports its views to the Board. It recommends the appointment, reappointment and remuneration of the external auditors and ensures that key partners are rotated at appropriate intervals. The Board has policies determining what non-audit services the external auditors can provide, in order to safeguard their independence and objectivity.
     The Nominating Committee has agreed and reviews the combination of experience, skills and other attributes which the non-executive directors should bring to the Board, using this evaluation to recommend any proposed changes to the Board.
     The Equality of Access Board monitors BT’s compliance with the Undertakings made to Ofcom following Ofcom’s strategic review of telecommunications.
     The Chief Executive chairs the Operating Committee, which meets weekly.
     The Board also has a Committee for Responsible and Sustainable Business and a Pension Scheme Performance Review Group.
     The Audit Committee, the Remuneration Committee and the Nominating Committee, and the Equality of Access Board, have written terms of reference, which are available on our website at www.bt.com/committees

Internal control and risk management
The Board is responsible for the group’s systems of internal control and risk management and reviews each year the effectiveness of those systems. These systems are designed to manage, rather than eliminate, the risk of failure to achieve business objectives; any system can provide only reasonable and not absolute assurance against material misstatement or loss.
     BT has processes for identifying, evaluating and managing the significant risks faced by the group. These processes have been in place for the whole of the 2008 financial year and have continued up to the date on which this document was approved.
     BT’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the group. Management has concluded that at 31 March 2008, BT’s internal control over financial reporting was effective.

16	BT Group plc Annual Review & Notice of Meeting 2008

Summary report on directors’ remuneration

Introduction
This is a summary of the full Report on directors’ remuneration in the Annual Report, a copy of which is available on request or at www.bt.com/annualreport The full report will be voted on at the 2008 Annual General Meeting.

Remuneration Committee
The Remuneration Committee sets the remuneration policy and individual packages for the Chairman, executive directors and other senior executives reporting to the Chief Executive. It also approves changes in the Company’s executive share plans, recommends to the Board those plans which require shareholder approval and oversees their operation.

Remuneration policy for executives
BT’s executive remuneration policy is to reward employees competitively, taking into account individual line of business and Company performance, market comparisons and the competitive pressures in the global information and communications technology industry.
     The policy for executive pay, in general terms, is for base salaries to be consistent with market rates, with total direct compensation (basic salary, annual bonus and the value of any long-term incentives) to deliver upper quartile rewards for sustained and excellent performance.

Main components of remuneration
Executive benefits packages comprise a mix of basic salary and performance-related remuneration, as follows:

Basic salary
This is reviewed annually.
Performance-related remuneration
Annual bonus – the annual bonus plan is designed to reward the achievement of results against set objectives. Targets in respect of corporate performance, set at the beginning of the financial year 2007/08 for each objective, were based on earnings per share, free cash flow and customer service. In addition, the Chief Executive is entitled to an award of deferred shares equal to two times his cash bonus. Executive directors are entitled to a bonus in the form of deferred shares with a value of 75% of the cash bonus. The shares vest after three years and act both as an incentive and a retention measure.

Long-term incentives – the BT Equity Incentive Portfolio, comprising share options, incentive shares and retention shares, is designed to ensure that equity participation is an important part of overall remuneration and aligned with shareholders’ interests. For the financial year 2007/08, the Committee granted incentive shares to executive directors, senior executives, key managers and professionals:

–	Awards vest only if a predetermined performance target has been achieved.
–	The performance measure is total shareholder return (TSR) calculated on a common currency basis and compared with a group of companies from the European Telecom Sector.
–	BT’s TSR at the end of the three-year measurement period must be in the upper quartile for all of the awards to vest. At median, 25% of shares under award would vest. Below that point none of the share awards would vest.

     Retention shares are granted in exceptional circumstances to help recruit or retain individuals with critical skills and to provide additional incentives. In the financial year 2007/08, 17 awards were granted for recruitment and retention purposes.

Executive changes
Paul Reynolds resigned as a director on 14 September 2007. In accordance with the terms of his contract, he received a bonus of £150,000 for his contribution in 2007/08. His deferred and incentive share awards vested on 17 September 2007. His share options were preserved for 12 months from the date on which he left the Company.
     Andy Green resigned as a director on 12 November 2007 and left the company on 31 December 2007. In accordance with the terms of his contract, he received a bonus of £234,000 for his contribution in 2007/08. His deferred bonus awards vested when he left the company but his other share awards and options lapsed on that date.
     Ben Verwaayen will step down as Chief Executive on 31 May 2008 and will cease to be a director on 30 June 2008. He will receive a termination payment

BT Group plc Annual Review & Notice of Meeting 2008	17

of £700,000 in accordance with the terms of his contract and a bonus of £300,000 for his contribution in 2008/09. All his deferred bonus and incentive share awards will vest on cessation of employment. Ian Livingston has been appointed Chief Executive from 1 June 2008. He will receive a salary of £850,000 per annum.

Financial year 2008/09 policy
The Remuneration Committee carried out a review of executive remuneration and, as a result, resolved to place a greater emphasis on long-term performance-related reward. Incentive share awards with an initial value of 3x salary for the Chief Executive and 2.5x salary for executive directors will be awarded. The value of the annual cash bonus for the Chief Executive will be increased but the value of his deferred bonus will be reduced to 1x salary. The annual cash bonus for executive directors will also be increased but the value of the deferred bonus will remain at 75% of salary.
     Salaries have been increased to bring them within an acceptable market range. Ben Verwaayen’s salary will remain at £800,000, Hanif Lalani’s salary will be increased to £585,000, Ian Livingston’s salary will be increased to £850,000 on his appointment as Chief Executive and François Barrault’s salary will be increased to €850,000 (£654,000).
     For annual bonuses, the structure of the corporate scorecard has been revised. In addition to earnings per share, free cash flow and customer service (each at 30%), there will be a target (10%) relating to the individual’s contribution to the Company’s environmental, social and governance objectives.

Pension arrangements
Pensions are based on salary alone – bonuses, other benefits and long-term incentives are excluded. Those directors and other employees, who joined the Company prior to 1 April 2001, are members of the BT Pension Scheme, which is a defined benefit scheme. Hanif Lalani is a member of the Scheme but has opted out of future pensionable service accrual and the Company has agreed to pay an annual amount equal to 30% of his salary towards pension provision.
     Those executive directors who joined the Company after 1 April 2001 receive a cash allowance towards pension provision, some of which may be directed towards a defined contribution scheme on their behalf.

Other benefits
Other benefits include some or all of: company car, fuel or driver, personal telecommunications facilities and home security, medical and dental cover, special life cover, professional subscriptions, and tax planning and financial counselling.

Service agreements
The policy is for the Chairman and executive directors to have service agreements providing for one year’s notice by the Company. Sir Michael Rake, François Barrault, Hanif Lalani and Ian Livingston are entitled to salary and benefits until the earlier of 12 months from notice of BT’s termination of the contract or the director obtaining full-time employment.

BT’s total shareholder return (TSR) performance over the five financial years to 31 March 2008

250
230
210
190
170
150
130
110
90
70
1 Apr 2003
31 Mar 2004
31 Mar 2005
31 Mar 2006
31 Mar 2007
31 Mar 2008

BT	FTSE 100

1 April 2003 = 100
Source: Datastream

Non-executive directors
Total payments to non-executive directors during the year were £574,000 (2007 – £528,000).
     At 1 April 2008, there were eight non-executive directors. Non-executive directors receive an annual fee of £60,000. There is an additional fee for membership of a Board committee of £5,000 per year and a further £5,000 for chairing a committee, with the exception of the Audit Committee, for which the membership fee is £10,000 and the additional chairmanship fee is £15,000. In addition, the membership fee for the Remuneration Committee is £10,000 and the chairmanship fee is £10,000.

18	BT Group plc Annual Review & Notice of Meeting 2008

Maarten van den Bergh, as Deputy Chairman and senior independent director, chairman of the Remuneration Committee and chairman of the Pension Scheme Performance Review Group, receives total fees of £150,000 per year. Carl Symon receives an annual fee of £70,000 as chairman of the Equality of Access Board (a Board Committee).

Directors’ remuneration
The emoluments of the Chairman and executive directors for the year ended 31 March 2008 and the benefits received under the long-term incentive plans were, in summary, as follows:

		Pension
	Total salary,	allowance net
	fees and	of pension		Annual	Total	Total	Deferred Bonus Plan		[2]
	benefits	contribution	[1]	cash bonus	2008	2007	2008	2007
	£000	£000		£000	£000	£000	£000	£000

Sir Michael Rake[3]	328	–		–	328	–	–	–

B Verwaayen[4]	845	204		767	1,816	1,860	1,534	1,366

F Barrault[5]	699	148		416	1,263	–	312	–

H Lalani[6]	548	153		375	1,076	1,068	281	333

I Livingston	614	–		404	1,018	1,165	404	380

Sir Christopher Bland[7]	270	–		–	270	551	–	–

A Green[8]	412	–		234	646	1,019	–	362

P Reynolds[9]	472	64		150	686	1,056	–	326

	4,188	569		2,346	7,103	6,719	2,531	2,767

Notes
[1] Pension allowance paid in cash – see Pensions below.
[2]Deferred annual bonuses payable in shares in three years’ time, subject to continued employment.
[3]Sir Michael Rake was appointed as Chairman and a director on 26 September 2007.
[4]Part of the pension allowance for Ben Verwaayen was paid to him direct. The balance of £34,000 was paid into his personal pension plan.
[5]François Barrault was appointed as a director on 24 April 2007 and his salary and fees are for the period from that date to 31 March 2008. His benefits of £208,000 included expatriate benefits.
[6]Hanif Lalani received an additional cash payment of £150,000 on 30 June 2006 in respect of a special retention arrangement established on 1 July 2004 when he was Chief Financial Officer, BT Wholesale.
[7]Sir Christopher Bland retired as a director on 30 September 2007.
[8]Andy Green ceased to be a director on 12 November 2007 and left the company on 31 December 2007.
[9]Paul Reynolds resigned as a director on 14 September 2007.
	Total	Total
	2008	2007
	£000	£000

Gain on the exercise of share options	819	4
Value of shares vested under executive share plans	9,274	2,633

Pensions
Sir Michael Rake is not a member of any of the Company’s pension schemes and the Company made no payments towards retirement provision.
Ben Verwaayen, François Barrault and Ian Livingston are not members of any of the Company’s pension schemes but the Company has agreed to pay an amount equal to 30% of salary towards pension provision. Hanif Lalani is a member of the BT Pension Scheme but has opted out of future pensionable service accrual, and the Company has agreed to pay an amount equal to 30% of his salary towards pension provision. Paul Reynolds was a member of the BT Pension Scheme but opted out of future pensionable service accrual and received an amount equal to 30% of his salary towards pension provision. Sir Christopher Bland was not a member of any of the Company’s pension schemes and the Company did not pay any amount towards retirement provision in 2007/08. Andy Green was a member of the BT Pension Scheme.
A pension is being paid to one former director under a defined benefit arrangement.
BT Group plc Annual Review & Notice of Meeting 2008	19

Notice of Meeting

The 2008 Annual General Meeting of BT Group plc will be held at the Barbican Centre, Silk Street, London EC2Y 8DS at 10.30 am on Wednesday 16 July 2008 to consider the following:

Ordinary business Resolutions 1 to 11 will be proposed as ordinary resolutions.

Resolution 1
That the accounts and reports of the directors and the auditors for the year ended 31 March 2008 be received.
By law, the directors have to present these accounts and reports contained in the Company’s Annual Report to the meeting.

Resolution 2
That the directors’ remuneration report for the year ended 31 March 2008 be approved.
The directors have to ask shareholders to vote on the report on directors’ remuneration. It is summarised on pages 17 to 19 of this document. The full report, in the Annual Report, can be found at www.bt.com/annualreport

Resolution 3
That the final dividend of 10.4 pence per share recommended by the directors be declared to be payable on 15 September 2008 to holders of ordinary shares registered at the close of business on 22 August 2008.
The final dividend declared cannot exceed the amount recommended by the directors.

Resolutions 4 to 9: directors
Additional biographical details of each director referred to in resolutions 4 to 9 are contained on pages 14 and 15.
Under our articles of association (‘articles’) all directors have to retire every three years at an Annual General Meeting. This is to comply with the Combined Code on Corporate Governance. As a result, two directors must retire at this year’s meeting and are proposed by the Board for re-election.

Resolution 4 That Hanif Lalani be re-elected as a director. Hanif Lalani was appointed to the Board as Group Finance Director on 7 February 2005.

Resolution 5 That Carl Symon be re-elected as a director. Carl Symon was appointed to the Board as a non-executive director on 14 January 2002.

Resolutions 6 to 9: election of directors The articles require any director appointed by the Board to retire at the Annual General Meeting following appointment.

Resolution 6 That Sir Michael Rake be elected as a director. Sir Michael was appointed to the Board as Chairman on 26 September 2007.

Resolution 7 That Gavin Patterson be elected as a director. Gavin Patterson was appointed to the Board as Chief Executive, BT Retail as of 1 June 2008.

Resolution 8 That J Eric Daniels be elected as a director. Eric Daniels was appointed to the Board as a non-executive director on 1 April 2008.

Resolution 9 That the Rt Hon Patricia Hewitt MP be elected as a director. Patricia Hewitt was appointed to the Board as a non-executive director on 24 March 2008.

20	BT Group plc Annual Review & Notice of Meeting 2008

Resolution 10 That PriceWaterhouseCoopers LLP be reappointed auditors of the Company, to hold office until the conclusion of the next general meeting at which accounts are laid before the Company.

Resolution 11 That the directors be authorised to decide the auditors’ remuneration. This resolution follows standard practice.

Special business The following resolution will be proposed as an ordinary resolution.

Resolution 12
That the authority and power conferred on the directors in relation to the Section 80 Amount by Article 74 of the Company’s articles of association be renewed until 15 October 2009 and for that period the Section 80 Amount will be £127 million.
The articles give a general authority to the directors to allot unissued shares, which is subject to renewal by shareholders. The directors will be able to issue new shares up to a nominal value of £127 million (the Section 80 Amount) which is equal to approximately 33% of the issued share capital (excluding treasury shares) of the Company at the date of this Notice. See the notes to Resolution 14 for more information on treasury shares.

The following two resolutions will be proposed as special resolutions.

Resolution 13 That the authority and power conferred on the directors by Article 74 of the Company’s articles of association be:

(a) extended to any sale of shares which the Company may hold as treasury shares; and
(b) renewed until 15 October 2009; and for that period the Section 89 Amount will be £21 million.
This resolution renews the authority given to directors to allot equity securities without needing to offer these shares to existing shareholders first:

for cash, up to an amount representing approximately 5% of the issued share capital (including treasury shares) at the date of this Notice, approximately 420 million shares; or
in connection with a rights issue – defined in summary as an offer of equity securities to shareholders which is open for a period decided by the Board – subject to any limits or restrictions that the Board thinks are necessary or appropriate.

There are no current plans to allot shares except in connection with the Company’s employee share plans. Over a three year rolling period this disapplication will not exceed 7.5% of issued share capital. References to ‘allot’ in this note include the sale of treasury shares. The authorities sought by Resolutions 12 and 13 will last for 15 months until 15 October 2009, although the directors intend to seek renewal of these powers at each Annual General Meeting.
This will ensure that the directors continue to have the flexibility to act in the best interests of shareholders, when opportunities arise, by allotting shares.

Resolution 14
That the Company be generally and unconditionally authorised to make market purchases (as defined in section 163 of the Companies Act 1985) of shares of 5p each in the Company, subject to the following conditions:
(a) the maximum number of shares which may be purchased is 774 million shares;
(b) the minimum price (excluding expenses) which may be paid for each share is 5p;
(c) the maximum price (excluding expenses) which the Company may pay for each share cannot be more than the higher of:
(i) 105% of the average market value of a share in the Company for the five business days prior to the day the purchase is made; and
(ii) the value of a share in the Company calculated on the basis of the higher of the price quoted for: (a) the last independent trade of; or (b) the highest current independent bid for, any number of shares in the Company on the trading venues where the purchase is carried out; and

BT Group plc Annual Review & Notice of Meeting 2008	21

(d)	this authority will expire at the close of the Annual General Meeting of the Company held in 2009, or if earlier, 15 October 2009, except in relation to the purchase of shares, the contract for which was concluded before the expiry of this authority and which might be executed wholly or partly after that expiry.
The directors would like the Company to continue to have the flexibility to buy its own shares. This resolution renews the Company’s authority to buy its own shares on similar terms to previous years’ authorities, except to reflect recent regulatory changes. It would be limited to 774 million ordinary shares, representing 10% of the issued share capital (excluding treasury shares) at the date of this Notice. The directors would exercise this authority only after considering the effects on earnings per share and the benefits for shareholders generally.
     Shares purchased by the Company out of distributable profits could be held as treasury shares, which could then be cancelled, sold for cash or used to meet the Company’s obligations under its employee share plans.
     During the 2008 financial year, 540 million shares were purchased (6.4% of the share capital) for consideration of £1,498 million, at an average price of £2.78 per share. At 14 May 2008, 53 million treasury shares had been transferred to meet the Company’s obligations under its employee share plans and at that date, the Company still held 657 million treasury shares which is equal to 8.5% of the issued share capital (excluding treasury shares) in issue at that date.
     The Company’s current intention is to hold any shares purchased as treasury shares but it retains the flexibility to cancel them or sell them for cash if it considers this to be in the best interests of the Company.
     The authority sought by this resolution will end by 15 October 2009, although the directors intend to seek renewal of this power at each Annual General Meeting.
At 14 May 2008, there were options outstanding over 326 million shares (of which options over 281 million shares were in respect of options granted under the savings related share option plans), representing 4.2% of the Company’s issued share capital (excluding treasury shares). If the authority given by this resolution were to be fully used, these would represent 4.7% of the Company’s issued share capital (excluding treasury shares). There are no warrants outstanding.

The following resolution will be proposed as an ordinary resolution.

Resolution 15
That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political:
(a)	parties and/or independent election candidates not exceeding £75,000 in total; and
(b)	organisations other than political parties not exceeding £25,000 in total during the period beginning with the date of the 2008 Annual General Meeting and ending at the conclusion of the day on which the 2009 Annual General Meeting is held.
 The Company’s continuing policy is that no company in the group will make contributions in cash or kind (including loans) to any political party. However, the definition of political donations used in the Companies Act 2006 (‘2006 Act’) is very much broader than the sense in which these words are ordinarily used. It covers activities such as making MPs and others in the political world aware of key industry issues and matters affecting the Company, which make an important contribution to their understanding of BT. These activities have been carried out on an even-handed basis over a four-year period, related broadly to the major political parties’ electoral strength. The authority we are requesting in this resolution is not designed to change the above policy. It will, however, ensure that the group acts within the provisions of the 2006 Act requiring companies to obtain shareholder authority relating to political parties and/or political organisations as defined in that Act. This year’s resolution refers to independent election candidates, due to the new 2006 Act.
During the 2008 financial year, the Company’s wholly-owned subsidiary, British Telecommunications plc, spent £29,989 on expenditure related to last year’s political donation resolution.

22	BT Group plc Annual Review & Notice of Meeting 2008

Register of Members and proxies
Only shareholders on the Register of Members at 6.00 pm on 14 July 2008 are entitled to attend and vote at the AGM. As a shareholder entitled to attend and vote, you can appoint another person as your proxy to exercise all or any of your rights to attend, speak and vote at the meeting. You may appoint more than one proxy in relation to the meeting, provided you appoint each proxy to exercise the rights attached to a different share or shares held by you. A proxy need not be a shareholder of the Company. On a poll, the number of shares held by you as a shareholder at 6.00 pm on 14 July 2008 will decide the number of votes that you may cast.

Nominated Persons
Unless you are a shareholder you do not have a right to appoint any proxies under the procedures set out above, or referred to under the heading “AGM information” below.
You may nevertheless have a right under an agreement between you and a shareholder of the Company who has nominated you to have information rights (‘Relevant Shareholder’):

to be appointed, or to have someone else appointed, as a proxy for the meeting; or
to give instructions to the Relevant Shareholder on the exercise of voting rights.

If you are uncertain about your rights or about your investment you should contact the person or organisation that administers that investment.

Shares
The total number of issued and fully paid ordinary shares of 5p each at 14 May 2008, the latest practicable (business) date before the publication of this document, was 8,401,227,029. The total number of voting rights in the Company at that date was 7,744,377,765 (excluding treasury shares).

By order of the Board

Andrew Parker
Secretary
81 Newgate Street
London
EC1A 7AJ
14 May 2008

Documents
Copies of all service contracts and contracts of appointment between the directors and the Company are available for inspection during business hours at the registered office of the Company on any weekday (but not on public holidays). They will also be available for inspection at the Annual General Meeting venue from 9.30 am on the day of the meeting until the end of the meeting.
Your directors believe that the proposals in Resolutions 1 to 15 are in the best interests of shareholders as a whole and unanimously recommend that you vote in favour of all these resolutions. The directors intend to do so in respect of their own beneficial holdings.

If you are not coming to the meeting Webcast
The speeches by the Chairman, Sir Michael Rake, and our new Chief Executive, Ian Livingston, will be broadcast live on the internet at www.bt.com/btagm2008
Questions and voting on the business of the meeting will not be broadcast. If you intend to view the webcast, you should visit this site before the meeting to check that you will be able to view it on your computer, and also whether you need any additional software. After the AGM you will be able to view a recording of the speeches.

BT Group plc Annual Review & Notice of Meeting 2008	23

AGM information
If you are on the BT Group Register of Members at 6.00 pm on 14 July 2008:
you have the right to attend, speak and vote at the Annual General Meeting; and
if you are not attending the meeting, you may appoint someone else as your proxy or proxies to attend the meeting and/or vote on your behalf by post, fax, over the internet or by telephone.

The number of shares you hold at the above register deadline will decide how many votes you or your proxy(ies) will have if there is a poll. For more information about appointing a proxy, please read the notes on the enclosed Proxy Card.

Time and place of meeting
Time – 10.30 am on 16 July 2008. Doors open at 9.30 am to the shareholder helpdesk, for questions and queries, and to the reception area which will include a display of BT’s services.
Place – The Barbican Centre located at Silk Street, London EC2Y 8DS.

Shareholders with disabilities
The following facilities will be available
sound amplification
induction loop
sign language interpretation
Palantype speech-to-text transcription

The Barbican Centre is wheelchair accessible. Parking spaces are available for disabled drivers. For advice and to book a space, call 020 7638 8891. Anyone accompanying a shareholder in need of assistance will be admitted to the meeting.

Questions
Shareholders will have the opportunity to ask questions before voting takes place on each resolution. If you wish to ask a question, please make your way to a question point where someone will help you.

If you are coming to the AGM
If you will be attending our AGM please can you call our Shareholder Helpline in advance on Freefone 0808 100 4141, (+44 121 415 7178 from outside the UK) or e-mail bt@equiniti.com using a subject header of “BT AGM 2008”, and quoting your shareholder reference number. We will send you details of how to get there.

Joint shareholders
If you are joint shareholders, all of you can attend and speak at the meeting. However, you will be entitled to vote there only if you are the first shareholder listed on the Register of Members.

Corporate representatives
If you are a corporate shareholder, and you are considering appointing a corporate representative, please refer to the recent guidance issued by the Institute of Chartered Secretaries and Administrators (ICSA) on proxies and corporate representatives – see www.icsa.org.uk The guidance includes a sample form of representation letter to appoint the Chairman as a corporate representative. Otherwise, you can contact our Registrars, Equiniti (see page 2).

BT Group plc

Registered office: 81 Newgate Street, London EC1A 7AJ Registered in England and Wales No. 4190816
Produced by BT Group Designed by Greentarget, London Typeset by Bowne
Printed in England by Howitt Printed on Revive 50:50 Silk, which is produced using 50% recovered waste fibre and 50% virgin wood fibre. All pulps used are elemental chlorine free (ECF).

www.bt.com

PHME 55429

Data Protection Statement
The Company (references to ‘Company’ include BT Group plc and British Telecommunications plc) collects and processes information provided by you, or on your behalf, which relates to you as an individual shareholder or as a participant in EasyShare or other scheme or plan. This information (which is your personal data) includes your name and contact details, the votes you cast and the Reference Number attributed to you by the Company. The Company may process your personal data for the purposes of compiling and updating the Company records, fulfilling its legal obligations, processing the shareholder rights you exercise, and contacting you with shareholder information and related communications. The Company may engage a third party to do this (for example our Registrars, Equiniti) who may process your personal data on the Company’s behalf.
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